EXHIBIT 21.1

CarMax, Inc.

Subsidiaries of the Company

Subsidiary	Jurisdiction of Incorporation or Organization
CarMax Auto Superstores, Inc.	Virginia
CarMax Auto Superstores West Coast, Inc.	Virginia
CarMax Auto Superstores California, LLC	Virginia
CarMax Auto Superstores Services, Inc.	Virginia
CarMax Business Services, LLC	Delaware
Glen Allen Insurance, Ltd.	Bermuda